UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Primus Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

390 N. Orange Ave Suite 750
                                  (No. and Street)

Orlando	Florida	32801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Weinberger	407-254-1500	dweinberger@iaac.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell Audit & Compliance, PA
(Name – if individual, state last, first, and middle name)

3001 N. Rocky Point Drive East, Suite 200	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)
03/24/2009		3289	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Weinberger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Primus Financial Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHAWNALEE WOODS
MY COMMISSION EXPIRES MARCH 12, 2025
HH 079931
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature: ____________________

Title: Chief Financial Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIMUS FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Primus Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Primus Financial Services, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Primus Financial Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Primus Financial Services, LLC's management. Our responsibility is to express an opinion on Primus Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Primus Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, consisting of Schedule I – Computation of Net Capital (Under 15c3-1 of the Securities and Exchange Commission), and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Primus Financial Services, LLC's financial statements. The supplemental information is the responsibility of Primus Financial Services, LLC's management. Our audit procedures included, determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as Primus Financial Services, LLC's auditor since 2017.

Tampa, FL

February 14, 2022

PRIMUS FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS			
Cash and cash equivalents		$	94,548
Commission receivable			3,500
Prepaid expenses and other assets			2,852
	TOTAL ASSETS	$	100,900
LIABILITIES			
Commission payable		$	750
Accounts payable and accrued expenses			600
	TOTAL LIABILITIES		1,350
MEMBER'S EQUITY			99,550
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,900

The accompanying notes are an integral part of these financial statements.

PRIMUS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Primus Financial Services, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

Primus Financial Services, LLC, a single-member LLC, is a full-service broker-dealer headquartered in Orlando, Florida. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"). The Company provides a limited range of financial services primarily to institutional clients through one branch office. The Company conducts its operations primarily in the United States. The Company introduces transactions to a registered clearing broker, which carry such accounts on a fully disclosed basis. Customers remit funds payable directly to the clearing broker, and no funds or securities are held by the Company. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

PRIMUS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2021, all commissions were considered collectible and no allowance was necessary.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers" ("Topic 606").

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time.

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings by measuring the progress toward complete satisfaction of the contract obligations if the offering is not complete at the end of the reporting period.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commission revenue and the corresponding expenses are recorded on a trade-date basis when the Company satisfies its performance obligation. The Company receives commissions on securities transactions sold by its financial consultants. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representative.

Dealer manager fees and the corresponding expenses are recorded on a trade-date basis when the Company satisfies its performance obligation. The company receives dealer manager fees on securities transactions sold by other broker-dealers and investment advisors. The Company receives the total dealer manager fee less any reallowance to other broker-dealers and remits a percentage of that amount to the registered wholesalers.

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order. The investments are carried at fair market value. Net trading is reduced by interest expense incurred on related margin borrowings. Margin borrowings are classified as "payable to clearing broker."

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2021, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

PRIMUS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021

NOTE 2 - COMMITMENTS AND CONTINGENCIES

Legal and Regulatory

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. As of December 31, 2021, the Company was not aware of any pending regulatory disciplinary action.

Clearing Broker

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker, or are otherwise not aware, of any potential losses relating to this indemnification.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2021, $3,500 of the Company's revenues was derived from one customer. Commissions receivable from this customer represented total commissions receivable.

PRIMUS FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2021

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company processes transactions that require clearance and settlement through a tri-party agreement with International Assets Advisory, LLC (IAA) and its clearing broker RBC Capital Markets, LLC. Such transactions are ultimately recorded in the books and records of the company.

At December 31, 2021, amounts payable to affiliates totaled $750 and represents amounts due to (IAA) for commission expenses paid on behalf of the Company.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "secondary clearing agreement" with its clearing broker and IAA, and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 8 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2021, the Company had net capital of $93,198 which was $88,198 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to capital ratio was .01 to 1, as computed under SEC Rule 15c3-1.

NOTE 6 SUBSEQUENT EVENTS

Management has evaluated subsequent events for recognition and disclosure through February 14, 2022, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements